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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2003

                        Commission File Number: 001-12440

                                  ENERSIS S.A.
                 (Translation of Registrant's Name into English)

                                  Santa Rosa 76
                                 Santiago, Chile
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                      Form 20-F  |X|     Form 40-F |_|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                             Yes |_|       No |X|

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                             Yes |_|       No |X|

          Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                             Yes |_|       No |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            ENERSIS S.A.

                                            By: /s/ Enrique Garcia
                                            ------------------------------------

                                            Name:    Enrique Garcia
                                            Title:   Chief Executive Officer

Date: February 26, 2003

                                INDEX OF EXHIBITS

Exhibit 01    - Essential Fact Statement dated February 10th, 2003

Exhibit 02    - Letter to Securities and Exchange Comission dated
                February 17th, 2003

Exhibit 03    - Essential Fact Statement dated February 17th, 2003

Exhibit 04    - Enersis Press Release dated February 17th, 2003

Exhibit 05    - Letter to Securities and Exchange Comission dated
                February 20th, 2003

                                                                         ENERSIS

                                                   Santiago, February 10th, 2003
                                                     Ger. Gen. N(degree) 15/2003

Mr.
Alvaro Clarke de la Cerda
Superintendent of Securities and Exchange
Hand-Delivery

                                                    RE: Essential Fact Statement

Dear Mesdames and Sirs:

In accordance with Articles 9 and 10.2 of Law No. 18,045 and of the Superintendency's General Regulation No. 30, and by the authority vested in me, I hereby inform you, as an Essential Fact Statement, that in their Session held on February 10th, 2003, Enersis' Board decided unanimously not to pay dividend in February 2003, in accordance with the governing policy, since the anticipated conditions of the cited policy were not met.

Respectfully yours,

                             /s/ Enrique Garcia Alvarez
                             --------------------------
                             Enrique Garcia Alvarez
                             Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electronica de Chile
Bolsa Corredores de Valparaiso
Comision Clasificadora de Riesgo

                                                                         ENERSIS

                                                   Santiago, February 17th, 2003
                                                     Ger. Gen. N(degree) 29/2003

Mister
Alvaro Clarke
Superintendent of Securities and Exchange
Hand-Delivery

           Ref.: Advice of Extraordinary and Ordinary Shareholders Meeting and request the nomination of a qualifying attorney

Dear Sir,

1st In accordance with Article 63 of Law N(degree) 18.046 on Public Limited Companies, we inform you that Enersis S.A' Board of Directors, in line with the contents of its by-laws, has called an Extraordinary and Ordinary Shareholders Meeting of Enersis S.A., to be held on March 31st, 2003 at
      04.00 pm at CasaPiedra, located on Avenida Monsenor Escriva de Balaguer N(degree) 8986, Vitacura, Santiago.

The matters that will be submitted for the consideration of the Ordinary Shareholders Meeting are the following:

1.- Approval of the Annual Report, Balance Sheet, Financial Statements and Report from the External Auditors and Inspectors of Accounts corresponding to the year ended on December 31st, 2002.

2.-  Profits distribution for the period and dividends payment.

3.-  Board of Directors' election.

4.-  Setting the Directors remuneration.

5.-  Report of the Board of Directors expenses.

6.- Setting the remuneration of the Directors Committee and definition of its budget for year 2003.

7.-  Report from the Directors Committee.

8.-  Nomination of the Independent External Accountants.

9.- Nomination of two Inspectors of Accounts and two deputies and the setting of their remuneration.

10.- Approval of the Investments and Finance Policy.

11.- Explanation on the Dividends Policy and information on the proceedings to be utilized in the dividends distribution.

12.- Information on agreements of the Board in relation to acts and contracts governed by Article 44 of Law N(degree) 18.046.

13.- Information of the nomination of Private Rating Agencies.

14.- Information on the costs of processing, printing and dispatch the information referred to in Circular N(degree) 1494 of the Superintendency of Securities and Exchange.

15.- Other matters of interest and incumbency of the Ordinary Shareholders
     Meeting.

The matters that will be submitted for the consideration of the Extraordinary Shareholders Meeting are the following:

1.- Elimination of the concentration limit of shares and the concentration factor, leaving the Company in a position of not having to be governed by Decree Law N(degree) 3.500 and consequently, doing away with Articles 1 bis, 5 bis, 9 bis, 14 bis, 17 bis, 20 bis, 21 bis, 24 bis, 27 bis, 29 bis,
      Article 4th Transitory and the final phrase of Article 35th, all of these from the Company's by-laws.

2.- Increase in the paid-in capital of the equivalent in Chilean Pesos, the legal local currency, of up to two thousand million United States Dollars. The shares should be subscribed and paid in cash or by debt capitalization, modifying Article 5th and transitory Article 2nd of the Company's by-laws.

3.- Approval of each one of the payments towards the capital increase that is not in cash, susceptible to being capitalized and their respective estimates from experts.

4.- Authorization to sell the shares issued by Compania Electrica del Rio Maipo S.A. and owned by Enersis S.A.

5.- Establishment of a lien over shares issued by Chilectra S.A. and owned by Enersis S.A. as security on obligations assumed by Enersis S.A.

6.- Authorize the Company's Management to issue an updated and re-written text of the Company's by-laws.

7. Adopt the agreements and delegation of powers of attorney, necessary to comply with and carry out the decisions taken at this Shareholders' Meeting.

2nd The same Board of Directors, and in the same way, has agreed that a qualification of powers of attorney be undertaken. Therefore, I asked that Superintendency of Securities and Exchange to nominate the corresponding attorney to undertake this task.

Yours sincerely,

                             Enrique Garcia Alvarez
                             Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electronica de Chile
Bolsa Corredores de Valparaiso
Comision Clasificadora de Riesgo

                                                            ENERSIS

                                                  Santiago, February 17th, 2003
                                                                Ger. Gen. 28/03

Mister
Alvaro Clarke
Superintendent of Securities and Exchange
Hand Delivery

                                                    Re: Essential Fact Statement

Dear Mesdames and Sirs:

In accordance with Articles 9 and 10.2 of Law No. 18,045 and of the Superintendency's General Regulation No. 30, and by the authority vested in me, I hereby inform you, as an Essential Fact Statement, the following:

On October 4th, 2002, Enersis S.A. informed your Superintendency, as an essential fact, that, in an extraordinary meeting held that same day, its Board of Directors approved a plan to strengthen the finances in order to reinforce the equity by way of improving the debt structure and allowing the Company to face the regional situation that is affecting its Investments.

In order to achieve the above, in the same letter we informed the possibility of a capital increase of up to US$ 1,500,000,000 (one thousand five hundred million US Dollars), which contemplated payments in cash and/or debt capitalization.

With regard to the said capital increase, Enersis' Board of Directors, in its meeting held on February 17th, 2003, unanimously approved a motion to propose, at the next shareholders meeting, to be held for that purpose, that the amount of the increase be the equivalent in Chilean Pesos, local legal currency, of up to US$ 2,000,000,000 (two thousand million US Dollars), thereby increasing by US$ 500,000,000 (five hundred million US Dollars) the amount initially considered. As informed in the essential fact mentioned above, the capital increase considers payments in cash and/or debt capitalization.

Sincerely yours,

                             Enrique Garcia Alvarez
                             Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electronica de Chile
Bolsa Corredores de Valparaiso
Comision Clasificadora de Riesgo

[LOGO]ENERSIS

FOR IMMEDIATE RELEASE

For further information, please contact Enersis Investor Relations:

Ricardo Alvial                                Susana Rey, srm@e.enersis.cl
Chief Investment & Risks Officer             Ximena Rivas, mxra@e.enersis.cl
Phone: 56 (2) 353-4682                   Pablo Lanyi-Grunfeldt, pll@e.enersis.cl

               ENERSIS LAUNCHED THE PROCESS FOR A CAPITAL INCREASE
                             FOR UP TO US$2 BILLION

o Capital Increase will be submitted for shareholders approval, at the Extraordinary Shareholders Meeting to be held next March 31st, coinciding with the Ordinary Shareholders Meeting

o This operation, which considers cash payments and/or debt capitalization, is part of Enersis' Strategic Plan approved October 4th, 2002

o Board of Directors, unanimously agreed to raise the originally maximum limit of US$1.5 billion to a maximum of US$ 2.0 billion

o Essential conditions for the Capital Increase (final amount, price, preemptive offer period) will be submitted for shareholders approval at the Extraordinary Shareholders Meeting

o At the same Extraordinary Meeting, Enersis' shareholders must decided the divestment of 98.7% of Rio Maipo's shares owned by Enersis

(Santiago, Chile, February 17th, 2003) Enersis (NYSE: ENI) announced that in an extraordinary meeting held today, Enersis' Board of Directors agreed to call an Extraordinary Shareholders Meeting for next March 31st, the same day of the Ordinary Shareholders Meeting. At that Extraordinary Shareholders Meeting, among other matters, will be submitted for shareholders' approval, a Capital Increase of up to US$ 2.0 billion, in its equivalent in Chilean Pesos.

Capital Increase contemplates cash payments and/or debt capitalization, and is part of Enersis' Strategic Plan approved on October 4th, 2002, with the purpose of strengthening the company's equity by improving its debt structure, allowing Enersis to face, in a better condition, the regional situation that affects its investments.

The amount considered initially for the Capital Increase, was up to US$ 1.5 billion. However, the Enersis' Board of Directors, unanimously decided to increase this by a further US$ 500 million.

The reasons for taking the increase to a maximum of US$ 2.0 billion may be summarized as follows:

1. To take advantage of the already known intention of Endesa Spain (controlling shareholder), to capitalize the entire debt for approximately US$ 1.3 billion, strengthening the liquidity of Enersis by reducing financial expenses and improving the conditions for the Rating Agencies (liquidity improvement).

2. To strengthen the equity by a maximum of US$ 2.0 billion instead of the US$ 1.5 billion originally considered. This will have an, even greater, positive effect on the debt/equity ratio. (leverage improvement).

Essential conditions for the Capital Increase (final amount, price, preemptive offer period) will be submitted for shareholders approval, on the basis of the concrete proposal that will be present at the Extraordinary Shareholders Meeting next March 31st.

At the same Extraordinary Shareholders Meeting, Enersis' shareholders must decide over the divestment of 98,7% of Compania Electrica del Rio Maipo shares owned by Enersis.

The sale of Rio Maipo falls within the process of divestments of non-strategic assets contained in Enersis' Strategic Plan.

The total amount of divestments considered by Enersis and its subsidiary, Endesa Chile (Canutillar hydroelectric power plant, transmission lines in Chile and Peru and Infraestructura Dos Mil), should allow the holding company to book revenues of between US$ 900 million and US$ 1,000 million that will be used to reduce the Enersis' consolidated debt.

As released last January 27th, Enersis and Endesa Chile jointly received a total of thirteen non-binding offers for Rio Maipo and Canutillar. The selected bidders are currently preparing a detailed due diligence by analyzing all the relevant information of the assets on sale, having meetings with the management and reviewing the installations on site.

                                                                         ENERSIS

                                                   Santiago, February 20th, 2003
                                                     Ger. Gen. N(degree) 33/2003
Mister
Alvaro Clarke
Superintendent of Securities and Exchange
Hand-Delivery

                Ref.: RECTIFIES AND COMPLEMENTS LETTER DATED FEBRUARY 17th, 2003

Dear Sir,

With reference to our letter dated last February 17th, addressed to your Superintendency, Enersis Board of Directors agreed to call an Ordinary Shareholders Meeting, to be held on March 31st, 2003 at 04.00 pm, at the Centro de Eventos CasaPiedra, located on Avenida Monsenor Escriva de Balaguer N(degree) 5.600, Vitacura, Santiago and an Extraordinary Shareholders Meeting, to be held immediately after the Ordinary Shareholders Meeting, on the same day and at the same location indicated above.

The correct address of Centro de Eventos CasaPiedra is Avenida Monsenor Escriva de Balaguer N(degree) 5.600, Vitacura, Santiago and not N(degree) 8986 as, mistakenly, advised to you in the letter at reference.

Furthermore, we advised in the same correspondence of the decision of Enersis Board of Directors, to carry out a qualification of powers of attorney issued by the shareholders of the company for their representation at the Ordinary and Extraordinary Shareholders Meetings, to be held on March 31st, 2003. The first of these will take place at 04.00 pm, to be followed immediately by the second one, at the Centro de Eventos CasaPiedra already mentioned.

The qualification of powers of attorney will be carried out on March 28th, 29th, and 30th, 2003 in the offices of Enersis S.A. located at Santa Rosa N(degree) 76, Santiago Center, from 9.00 to 12.30 am and from 03.00 to 05.30 pm, and on the same day as the Meetings from 03.00 to 04.00 pm at the location where they will take place, Avenida Monsenor Escriva de Balaguer N(degree) 5.600, Vitacura, Santiago.

Powers of attorney will only be received on the day of the meetings, until the moment the corresponding meeting commences at which time the receipt of the powers will be closed.

In view of the above, we would kindly ask, the Superintendency to advise the name of the attorney, who, in accordance with the order of inscriptions in the register held by your controlling authority, will be in charge of the corresponding qualification of powers of attorney.

Yours sincerely,

                             Enrique Garcia Alvarez
                             Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electronica de Chile
Bolsa Corredores de Valparaiso
Comision Clasificadora de Riesgo